Mail Stop 4561

June 27, 2007

VIA U.S. MAIL AND FAX (617)570-4746

Thomas Staples
Chief Financial Officer
Winthrop Realty Trust
7 Bulfinch Place
Suite 500
Boston, Massachusetts 02114

Re: Winthrop Realty Trust
       File No. 001-06249
       Form 10-K for Fiscal Year Ended
       December 31, 2006

Dear Mr. Staples:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

7. Preferred Equity Investment, page 77

1.   Explain to us how you determined that your investments in certain participating
        second mortgages and mezzanine loans should be accounted for as equity method
        investments. To the extent you determined that these investments represented in-
        substance common stock as defined by EITF 02-14 provide us with your analysis
        of the criteria set forth in EITF 02-14 as it relates to these investments. Please
        cite any other authoritative literature you relied on in making your accounting
        conclusions in your response.

8. Equity Investments

Sealy Northwest Atlanta, L.P, page 84

2.   Explain to us how you determined that you were not required to consolidate your
        60% interest in Sealy Northwest Atlanta L.P. Reference is made to SOP 78-9 and
        EITF 04-5.

Form 10-Q for the quarterly period ended March 31, 2007

Financial Statements

2. Summary of Significant Accounting Policies

Earnings Per Share, page 9

3.   We note that you have revised your calculation of earnings per share for the three
        months ended March 31, 2006 to apply the two class method in accordance with
        EITF 03-06. Explain to us whether the application of the two class method has
        any impact on your previously reporting earnings per share for the periods ended
        June 30, 2006, September 30, 2006 and December 31, 2006 and the amount of the
        impact. Additionally, tell us how the Company determined that it would not be
        necessary to amend previously filed financial statements to correctly apply the
        provisions of EITF 03-06.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief